Exhibit 99.1

Investor Relations Contact:	Media Contact:
Roy I. Lamoreaux	Tom Johnson or Chuck Burgess
Director, Investor Relations	The Abernathy MacGregor Group
(713) 646-4222 or (800) 564-3036	(212) 371-5999

FOR IMMEDIATE RELEASE

Plains All American Pipeline, L.P. Reiterates Proposal to
Acquire SemGroup Corporation

(Houston – November 16, 2011) Plains All American Pipeline, L.P. (NYSE: PAA) disclosed today that it has sent a letter to the management of SemGroup Corporation (NYSE: SEMG) (“SemGroup”), reiterating its proposal to acquire all of the outstanding shares of the company.

In today’s letter, PAA noted that SemGroup’s recent third-quarter earnings confirmed that PAA’s $24.00 per share proposal offers more value to SemGroup stockholders than SemGroup can generate on a stand-alone basis. Likewise, SemGroup’s planned initial public offering of Rose Rock Midstream, L.P. threatens to reduce the value available to SemGroup’s shareholders in a sale of the company. Based on these factors, coupled with the value inherent in its proposal, PAA again encouraged SemGroup’s management to enter negotiations to reach a mutually agreeable transaction.

The full text of the letter follows below:

November 16, 2011

Mr. Norman J. Szydlowski	Mr. John F. Chlebowski
President & Chief Executive Officer	Chairman of the Board
SemGroup Corporation	SemGroup Corporation
Two Warren Place	Two Warren Place
6120 S. Yale Avenue, Suite 700	6120 S. Yale Avenue, Suite 700
Tulsa, OK 74136-4216	Tulsa, OK 74136-4216

Dear Gentlemen:

As stated in our prior letter, we firmly believe that our all cash proposal of $24.00 per SemGroup share offers an attractive value for all of your stockholders. SemGroup’s current share price is a direct result of our offer, which we disclosed publicly on October 24, 2011, rather than an indication of SemGroup’s stand-alone value. Absent our offer, we believe that SemGroup’s share price would decline to the levels at which it traded in August. Furthermore, we believe that accepting our proposal, including our offer to work with your management team to identify additional value that may enable us to increase our price, is in the best interest of SemGroup’s stockholders.

This belief is supported by SemGroup’s financial performance for the third quarter, which was announced on November 14, 2011, and SemGroup’s disclosure that its 2011 adjusted EBITDA will be “in the lower half of” the reduced 2011 adjusted EBITDA guidance range of $106 million to $122 million. SemGroup’s reported adjusted EBITDA for the third quarter of $27 million (after removing $2 million of non-recurring proceeds from a class-action litigation settlement) results in year-to-date adjusted EBITDA of $76 million, or approximately $102 million on an annualized basis. In addition, maintenance capital expenditures and foreign cash taxes further reduce the cash flow being generated by SemGroup by approximately $20 million to $25 million. Even after reversing the negative year-to-date adjusted EBITDA from the SemStream assets that were contributed to NGL Energy Partners (“NGL”) and adding the anticipated annual distributions to be received from the investment in NGL following the forbearance period on certain of the units, SemGroup’s adjusted EBITDA remains over $50 million below the financial projections for 2011 included in the Plan of Reorganization (adjusted for the sale of 49% of White Cliffs), which were used by SemGroup’s own advisors to justify a deemed value of $25.00 per share.

You have stated that you are pursuing the initial public offering of Rose Rock Midstream, L.P. (“Rose Rock IPO”) to provide a more tax-efficient entity to create additional value through organic growth projects and acquisitions. We believe that the Rose Rock IPO will not provide any meaningful near-term benefits to SemGroup’s stockholders and, in fact, will destroy value if completed prior to consummation of a transaction with PAA. Specifically, the Rose Rock IPO will saddle SemGroup with ownership of illiquid securities in an entity that will increase SemGroup’s already outsized overhead costs and create an MLP that will have limited suitable drop-down acquisition or organic growth opportunities. Moreover, if pursued and completed, the Rose Rock IPO will increase the transaction costs to us or any other acquirer of SemGroup, and thus reduce the price that can be paid to SemGroup’s stockholders. Accordingly, the Rose Rock IPO destroys rather than creates value for your stockholders. At a minimum, we believe SemGroup should defer completion of the Rose Rock IPO until it has engaged in constructive discussions with us regarding our proposal.

Our proposal continues to provide a significant premium relative to the value at which SemGroup’s shares would trade absent our offer including any value which SemGroup’s current management might be able to create on a stand-alone basis, even giving full credit to SemGroup’s publicly announced growth initiatives. We note the reference on your conference call discussing your third-quarter earnings to the fact that you are “evaluating potential projects within the footprint of our existing assets.” Along those lines, we reiterate our request for the opportunity to discuss our proposal in person with you and your management team to determine whether there is additional value within SemGroup – including any such projects to the extent they are feasible and generate attractive, risk-adjusted economic returns – that would allow us to increase the price that we could offer your stockholders. A negotiated transaction would benefit all parties and we believe you owe it to the actual owners of SemGroup, its stockholders, to explore this opportunity for value creation.

We are committed to a transaction with SemGroup and look forward to meeting with you and your team to discuss next steps toward achieving a mutually acceptable, negotiated transaction.

Very truly yours,

Greg L. Armstrong

Chairman and Chief Executive Officer

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve certain risks and uncertainties. These risks and uncertainties include, among other things, (i) our ability to successfully complete the proposed transaction or realize the anticipated benefits of a transaction; (ii) our ability to obtain stockholder, antitrust, regulatory and other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on any anticipated schedule; (iii) uncertainty of our expected financial performance following completion of the proposed transaction; (iv) and all factors and uncertainties inherent in the marketing, transportation, terminalling, gathering and storage of crude oil and other petroleum-related products discussed in PAA’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements, like all statements in this press release, speak only as of the date of this press release (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote, consent or approval. No tender offer for the shares of SemGroup has been made at this time. This press release relates to a potential business combination transaction with SemGroup proposed by PAA. This material is not a substitute for any tender offer statement, proxy statement or any other document which PAA may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to PAA at 333 Clay Street, Suite 1600, Houston, Texas 77002, Attn: Investor Relations.

PAA, Plains AAP, L.P., a Delaware limited partnership, and Plains All American GP LLC, a Delaware limited liability company (“PAA GP”), the directors and executive officers of PAA GP, and other persons may be deemed to be participants in any future solicitation of proxies or consents from SemGroup’s stockholders in respect of the proposed transaction with SemGroup. Information regarding PAA GP’s directors and executive officers is available in PAA’s Annual Report on Form 10-K for the year ended December 31, 2010. Other information regarding potential participants in such proxy solicitation or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in future filings relating to the proposed transaction.

Plains All American Pipeline, L.P. is a publicly-traded master limited partnership engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products. Through its general partner interest and majority equity ownership position in PAA Natural Gas Storage, L.P. (NYSE: PNG), PAA is also engaged in the development and operation of natural gas storage facilities. PAA is headquartered in Houston, Texas.

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